Exhibit 99.2

Borr Drilling Limited Announces Preliminary Results for the Fourth Quarter of 2021

Hamilton, Bermuda, February 16, 2022: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three and twelve months ended December 31, 2021.

Highlights Fourth Quarter of 2021
•	Total operating revenues of $69.1 million, a decrease of $3.9 million (5%) compared to the third quarter of 2021
•	Net loss of $46.1 million, an increase of $13.5 million compared to the loss in the third quarter of 2021
•	Cash and cash equivalents of $34.9 million and restricted cash of $11.1 million at the end of the fourth quarter of 2021, a decrease of $22.9 million from the end of the third quarter of 2021
•	Adjusted EBITDA[1] of $25.0 million, an increase of $5.0 million (25%) compared to the third quarter of 2021
•	Agreement with shipyards to defer $1.4 billion of debt and instalments from 2023 to 2025 subject to certain conditions

Subsequent events

•	Completed $30 million equity raise in January 2022 at a price of $2.25 per share
•	Secured a new contract for “Prospector 5” increasing the contracted and committed fleet to 18 rigs
•	Converted the previously announced LOA/LOIs for the rigs “Norve” and “Gerd” into contracts
•	Tor Olav Trøim appointed Chairman of the Board, replacing Pål Kibsgaard who remains a Director

CEO, Patrick Schorn commented:

“The current oil price in combination with a tighter oil supply/demand balance is further improving the market for shallow water offshore drilling. It is also becoming increasingly evident that the supply of rigs ready to go to work within six months is far less than the market previously anticipated. Therefore, we maintain the view that day rates will increase based on the current tender activity and available jack-up rig supply.

We currently have 18 rigs contracted and committed for future contracts. Revenues in the fourth quarter were impacted by a slight delay in start-up of new contracts from what was previously anticipated, however we remain on track to have all our available 23 rigs committed and under contract by the end of 2022. The operations in Mexico had a very good quarter, with record bareboat revenues recorded, and economic utilisation of 89%.

Regarding the refinancing efforts, we passed the first milestone in the fourth quarter with the shipyards, and we have continued the engagement with the remaining creditors. Based on the constructive nature of these discussion, we expect to report significant progress in the next quarter

The financial performance has been strong with the Adjusted EBITDA extending the positive trend to $25 million in Q4 2021, which we expect to continue improving into 2022 with more rigs being activated and commencing contracts. On Adjusted EBITDA specifically, we would, based on the current employment situation and projections for new contracts,  expect the Adjusted EBITDA run-rate to double by year end 2022. Our current expectation for full year 2022 based on the same employment assessment is to have revenues in the range of $375-$400 million and Adjusted EBITDA in the range of $115-$140 million2. Results for the first half of 2022 may be negatively affected by some downtime between contracts and preparing for activated rigs to commence new contacts.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income;  (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.

2 The Company provides guidance based on guidance basis, which is a non-GAAP financial measure. Management evaluates the Company’s financial performance in part based on guidance basis, which management believes enhances investors’ understanding of the Company’s overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.

The current commodity supply-demand dynamics are putting us in a unique position to capitalize on our large modern fleet – and generate premium returns on the available rigs.”

Management Discussion and Analysis

The discussion below compares the unaudited results of the fourth quarter of 2021 to the unaudited results of the third quarter of 2021.

In $ million	Q4 - 2021	Q3 - 2021	Change ($)	Change (%)
Total operating revenues	69.1	73.0	(3.9)	(5)%
Rig operating and maintenance expenses	(38.7)	(45.6)	6.9	(15)%
General and administrative expenses	(7.5)	(7.7)	0.2	(3)%
Total operating expenses	(82.6)	(81.7)	(0.9)	1%
Adjusted EBITDA	25.0	20.0	5.0	25%
Other non-operating income	—	3.6	(3.6)	(100)%
Income / (loss) from equity method investments	2.0	3.8	(1.8)	(47)%
Net loss	(46.1)	(32.6)	(13.5)	41%

Cash and cash equivalents	34.9	68.9	(34.0)	(49)%
Restricted cash	11.1	—	11.1	100%
Total equity	889.9	935.8	(45.9)	(5)%

Three months ended December 31, 2021 compared to three months ended September 30, 2021

Total operating revenues for the fourth quarter of 2021 were $69.1 million, a decrease of $3.9 million compared to the third quarter of 2021, consisting of $51.4 million in dayrate revenues and $17.7 million in related party revenues. Dayrate revenues decreased by $6.2 million quarter on quarter due to fewer rig operating days for the rigs “Natt”, “Norve” and “Prospector 5”, offset by an increase in operating days for the rig “Mist” which commenced a new contract in November 2021. Related party revenues from the Company’s JVs in Mexico increased by $2.3 million quarter on quarter due to an increase in operating days for the rigs “Galar” and “Odin”, which offset a decrease in operating days during the quarter for the rig “Gersemi”. The increase in related party revenue is primarily bareboat revenue, which does not have a corresponding impact on the Company’s rig operating and maintenance expenses.

Rig operating and maintenance expenses were $38.7 million for the fourth quarter of 2021, a decrease of $6.9 million compared to $45.6 million for the third quarter of 2021. The decrease is partially a result of fewer rigs on contract during the quarter. We also incurred costs for rigs that are being activated and preparing for upcoming contracts which have been recognized as deferred mobilization and contract preparation costs.

General and administrative expenses were $7.5 million for the fourth quarter of 2021, a decrease of $0.2 million compared to the third quarter of 2021.

Adjusted EBITDA for the fourth quarter 2021 was $25.0 million, an increase of $5.0 million compared to the third quarter of 2021.

Other non-operating income was nil in the fourth quarter of 2021 compared with $3.6 million in the third quarter of 2021, due to the gain on sale of the Company’s 49% interest in each of the Opex and Akal joint ventures during the third quarter of 2021.

Income from equity method investments relating to our Mexican JVs was $2.0 million for the fourth quarter 2021 compared to income of $3.8 million in the third quarter 2021, a decrease of $1.8 million. The decrease was mainly attributable to the sale of the Company’s 49% interest in each of the Opex and Akal joint ventures during the third quarter of 2021.

Liquidity, Corporate Development and Financing

The Company’s cash and cash equivalents balance as of December 31, 2021 was $34.9 million, compared to $68.9 million as of September 30, 2021. The Company’s restricted cash balance as of December 31, 2021 was $11.1 million, compared to nil as of September 30, 2021. Of the restricted cash, $10 million is attributable to cash collateral which the Company is required to hold to support the issuance of performance guarantees for two rig contracts. $3.3 million of the restricted cash balance is expected to be released in February 2022. The remaining guarantee with cash collateral relates to the Groa, which has a contract that extends beyond the Company’s guarantee facility.

Net cash used in operating activities was $24.3 million, which includes cash interest payments and payments of deferred costs to shipyards of $29 million. This includes regular quarterly interest payments of the Senior Secured Credit Facilities and the Hayfin facility, semi-annual coupon of the Convertible Bond facility, approximately $4.5 million interest payment deferred from Q4 2020 on the Senior Secured Credit Facilities, and $11.3 million in repayment of capitalised PIK interest and deferred costs to the shipyards.

Net cash from investing activities was $1.4 million, consisting of repayments of our equity method investments (the Mexico JVs) of $6.3 million, offset by additions to jack-up rigs of $5.3 million that mainly relates to rig activation payments for the rigs “Thor”, “Skald” and “Groa”,

In December 2021, the Company announced it had reached agreements in principle with the shipyards to refinance and defer a combined $1.4 billion of debt maturities and delivery instalments from 2023 to 2025. Pursuant to these agreements in principle, there are no regular cash interest payments due until June 2023, however, the Company agreed to make cash repayments on the accrued costs and capitalised PIK interest owed to the yards during 2022 and 2023, in addition to what was agreed in the January 2021 amendments. The total payments amount to $22.4 million at the completion of the amendment agreements for the deferral (including $6.5 million of amendment fee), expected to be in February 2022, $3.5 million payable at the end of March, June and September 2022, and $42.1 million at the end of December 2022.

It is also agreed that the payment of the remaining deferred yard costs and capitalised interest originally due in 2023 will be paid out during 2023 and 2024. In addition, regular payments of cash interest and capital costs for deferring deliveries will commence in the second quarter of 2023. The agreement in principle also contemplates applying a portion of future net equity offerings (approximately 35%) to repay amounts owed to the yards, first to be applied to the scheduled payments of accrued and capitalised costs, and secondly to repay principal.

These agreements with the yards are contingent on the Company refinancing maturities of its Senior Secured Credit Facilities, Hayfin facility (together the “Facilities”) and convertible bonds by June 2022, to mature in 2025 or later. If such refinancing is not complete by June 2022, the refinancing of maturities and delivery deferrals with the yards will revert to the current schedule. The Company has agreed to enter into negotiations with the lenders of the Facilities and certain holders of the 3.875% Senior Unsecured Convertible Bonds due 2023 (the “Convertible Bonds”) and use its best efforts to reach a binding agreement on a refinancing of the Facilities and the Convertible Bonds by 31 March 2022 and complete such refinancing by 30 June 2022, providing the Company with a complete long-term financing solution.

The weighted average interest rate for our interest-bearing debt was 4.8% for the twelve months ended December 31, 2021, excluding the convertible bond, which carries 3.875% interest.

On January 28, 2022, the Company completed the $30 million equity raise launched in December 2021 in connection with the agreement in principle to defer maturities with the shipyards, issuing 13,333,333 common shares at a per share price of $2.25.

Mexican Joint Ventures Operational Results

The net profit of our joint ventures on a 100% basis was $4.5 million and adjusted EBITDA in the fourth quarter of 2021 was $1.5 million. Included in the fourth quarter of 2021 results for the JVs are $17.7 million of net costs related to charges from Borr entities, representing bareboat charter fees, staffing and management expenses.

Borr Drilling received $18.1 million in cash payments from its JVs in the fourth quarter of 2021, whereof $11.8 million was payment of balances due from related parties, and $6.3 million was repayment of equity investments. The Company has received approximately $88 million in cash payments from the Mexican JVs since the start of 2021 through December 31, 2021 of which $26.5 million relates to the sale of the IWS JVs. The remaining receipts are a combination of the payment of receivables and the repayment of funding provided.

As of December 31, 2021, Borr Drilling had $48.6 million of receivables from its joint ventures in Mexico, representing bareboat charter and prepaid expenses, recorded as “Due from related parties” in the Unaudited Consolidated Balance Sheets. Additionally, as at December 31, 2021, the “Equity method investments” balance in the Unaudited Consolidated Balance Sheets included $9.6 million in funding provided to our Drilling JVs.

Fleet, Operations and Contracts

The current delivered fleet consists of 23 modern jack-up rigs all built after 2010, with an additional five rigs under construction at Keppel FELS.

Since the last report, the Company secured new contracts and LOAs for its active rigs “Norve” and “Prospector 5”, the newbuild rig “Thor” and the warm stacked rig “Ran”, increasing the Company’s contracted or committed fleet to 18 units: three in West Africa, three in the North Sea, one in the Middle East, six in South East Asia and five in Mexico.

The “Norve” has been awarded a contract by BW Energy for a program in Gabon with an expected duration of 240 days plus options. This program is expected to commence following the completion of its current contract with Vaalco and the conclusion of its periodic survey.

The “Prospector 5” has been awarded a contract by Dana Petroleum for a program in the Netherlands with an expected duration of 78 days.

The newbuild rig “Thor” has been awarded a binding LOA for a program in Southeast Asia with a duration of 730 days plus options.

And finally, the “Ran” has been awarded a contract by Wintershall for a program in Mexico with an expected duration of 150 days, following its relocation to Mexico upon the conclusion of its accommodation contract with Petrofac in the UK.

Additionally, the Company has converted into contracts the previously announced LOIs and LOAs for “Natt” with ENI in Congo, “Idun” with Petronas Carigali in Malaysia and “Groa” with QatarEnergy in Qatar.

For more details on our rig contracting, please refer to our Fleet Status report issued at the same date of this report.

In 2021, we were awarded 34 new contracts, extensions, exercised options, LOAs and LOIs representing 8,543 days, or 23.4 years and $717 million of potential backlog (excluding options), including contracts through our Drilling JVs on a 100% basis and mobilization compensation. During the same period, our operating rigs have consumed approximately 12.1 years of backlog. Our backlog replenishment ratio in 2022 stands at a multiple of ~2x, meaning that we added twice as many days of backlog as days consumed during the same period.

The technical utilization for the fleet was 99.3% in the fourth quarter of 2021. The economic utilization was 94.3% for the fourth quarter of 2021, positively impacted by two rigs in Mexico returning to drilling operations during the fourth quarter. For the full year 2021, technical utilization was 98.8% and economic utilization was 88.2%.

Market

According to IHS Markit, global competitive jack-up rig utilization stood at 84% at the end of December 2021, an increase of four percentage points since December 31, 2020. The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by four percentage points from December 31, 2020 to 84% at the end of the fourth quarter of 2021. Currently, there are 254 modern jack-ups contracted, representing an increase of approximately 18 units as compared to recent lows in late 2020. During the same period, the number of standard jack-ups contracted has shrunk by approximately six units, confirming our view of a continued market bifurcation and operators’ preference for modern rigs.

Marketed availability among rigs built after 2010 has continued to tighten with ten additional rigs contracted during 2021 and an additional four units contracted so far in 2022. We expect the number of contracted rigs to increase significantly in the coming quarters as several ongoing tenders require or prefer such units. The number of available rigs built after 2010 currently stands at 27, excluding rigs under construction and rigs that have been stacked for over three years.

Tendering activities remain strong with several term programs and multi-rig tenders ongoing across most jack-up basins expected to conclude imminently and consume a large portion of the available modern rigs. Conversations with customers continue to indicate increasing rig demand levels supported by the constructive outlook for the commodity prices and projections for double digit growth in capex allocations. The combination of increasing activity levels and reducing availability of modern rigs is expected to support positive development in dayrates in the coming quarters. We maintain our view that over 30 additional rigs could be required in the next 12 to 18 months, particularly driven by NOC work programs.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s financial position, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 and 2021 have increased the natural risks that we face generally.

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or forced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, the COVID pandemic impacted the global economy and therefore industry demand for drilling services and we have previously reported contract loss and suspensions, as well as reduced marketing opportunities while our customers reacted to circumstances. As a result, we remain subject to risks related to the pandemic and we will continue to monitor our operations and respond to circumstances as they arise.

In addition, while we have improved our liquidity through equity raises in January 2022, 2021 and in 2020, and we have extended debt maturities and deferred interest payments, we continue to face liquidity and other risks as described in our 2020 Annual Report, including risks relating to our significant debt maturities falling due in 2023.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely” and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected financial results including expected revenues and Adjusted EBITDA and expected increases in EBITDA, expected utilization levels and tendering activity, demand, statements with respect to fully contracting our fleet, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs required, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” above, expected trends in dayrates and statements about our liquidity and our debt and discussions with our creditors and plans to refinance our indebtedness to periods beyond 2023, risks and uncertainties relating to the COVID-19 pandemic and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and our other obligations and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

February 16, 2022

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company’s Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q4 - 2021	Q3 - 2021
Net loss	(46.1)	(32.6)
Depreciation of non-current assets	36.4	28.4
Loss/(Income) from equity method investments	(2.0)	(3.8)
Financial expense	31.4	26.6
Income tax expense	3.7	4.7
Amortization of mobilization costs	3.4	1.7
Amortization of mobilization revenue	(1.8)	(1.4)
Gain on sale of investments in joint ventures	0.0	(3.6)
Adjusted EBITDA	25.0	20.0

Set forth below is a reconciliation of our Joint Ventures Net Income to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)(1)

(in US$ millions)	Q4 - 2021	Q3 - 2021
Net income	4.5	7.3
Depreciation of non-current assets	0.6	0.0
Financial expense	0.0	3.0
Income tax (income)/expense	(3.8)	2.8
Amortization of mobilization costs	0.2	0.5
Adjusted EBITDA	1.5	13.6

(1) On August 4, 2021, the Company disposed of its equity interest in the IWS JV’s. As such the reconciliation to Q4 2021 adjusted EBITDA includes solely the performance of the Drilling JV’s, while Q3 2021 adjusted EBITDA includes the performance of both the Drilling JV’s as well as the IWS JV’s up until the date of disposal.

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
As of and for the three and twelve months ended December 31, 2021

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	3 months ended December 31, 2021	3 months ended December 31, 2020	12 months ended December 31, 2021	12 months ended December 31, 2020
Operating revenues
Dayrate revenue	51.4	52.3	205.8	265.2
Related party revenue	17.7	7.9	39.5	42.3
Total operating revenues	69.1	60.2	245.3	307.5

Gain on disposal	0.5	5.9	1.2	19.0

Operating expenses
Rig operating and maintenance expenses	(38.7)	(53.9)	(180.5)	(270.4)
Depreciation of non-current assets	(36.4)	(29.1)	(119.6)	(117.9)
Impairment of non-current assets	—	—	—	(77.1)
General and administrative expenses	(7.5)	(8.5)	(34.7)	(49.1)
Total operating expenses	(82.6)	(91.5)	(334.8)	(514.5)

Operating loss	(13.0)	(25.4)	(88.3)	(188.0)

Other non-operating income	—	—	3.6	—

Income from equity method investments	2.0	(7.1)	16.1	9.5

Financial income (expenses), net
Interest income	—	—	—	0.2
Interest expense, net of amounts capitalized	(24.3)	(22.4)	(92.9)	(87.4)
Other financial expenses, net	(7.1)	(1.0)	(21.8)	(35.7)
Total financial expenses, net	(31.4)	(23.4)	(114.7)	(122.9)

Loss before income taxes	(42.4)	(55.9)	(183.3)	(301.4)
Income tax expense	(3.7)	(3.2)	(9.7)	(16.2)
Net loss attributable to shareholders of Borr Drilling Limited	(46.1)	(59.1)	(193.0)	(317.6)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited	(46.1)	(59.1)	(193.0)	(317.6)

Basic and diluted loss per share*	(0.34)	(0.56)	(1.43)	(4.22)
Weighted-averages shares outstanding	136,811,842	104,704,311	134,726,336	75,177,352

1

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	December 31, 2021	December 31, 2020
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	34.9	19.2
Restricted cash	3.3	—
Trade receivables	28.5	22.9
Jack-up drilling rigs held for sale	—	4.5
Prepaid expenses	6.6	6.4
Deferred mobilization and contract preparation costs	17.2	5.7
Accrued revenue	20.2	20.3
Tax retentions receivable	1.9	10.5
Due from related parties	48.6	34.9
Other current assets	15.0	16.4
Total current assets	176.2	140.8

Non-current assets
Non-current restricted cash	7.8	—
Property, plant and equipment	3.7	5.6
Jack-up rigs	2,730.8	2,824.6
Newbuildings	135.5	135.5
Equity method investments	19.4	62.7
Other non-current assets	6.9	1.9
Total non-current assets	2,904.1	3,030.3
Total assets	3,080.3	3,171.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	34.7	20.4
Accrued expenses	60.9	51.7
Other current liabilities	22.3	23.9
Total current liabilities	117.9	96.0

Non-current liabilities
Long-term debt	1,915.9	1,906.2
Other liabilities	15.2	19.7
Long-term accrued interest and other items	70.1	41.1
Onerous contracts	71.3	71.3
Total non-current liabilities	2,072.5	2,038.3
Total liabilities	2,190.4	2,134.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 180,000,000 (2020: 119,326,923) shares, issued 137,218,175 (2020: 110,159,352) shares and outstanding 136,811,842 (2020: 109,429,494) shares	13.8	11.0
Additional paid in capital	1,978.0	1,947.2
Treasury shares	(13.7)	(26.2)
Accumulated deficit	(1,088.2)	(895.2)
Total equity	889.9	1,036.8
Total liabilities and equity	3,080.3	3,171.1

2

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	3 months ended December 31, 2021	3 months ended December 31, 2020	12 months ended December 31, 2021	12 months ended December 31, 2020
Cash Flows from Operating Activities
Net loss	(46.1)	(59.1)	(193.0)	(317.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	0.2	(0.3)	1.3	0.7
Depreciation of non-current assets	36.4	29.1	119.6	117.9
Impairment of non-current assets	—	—	—	77.1
Gain on disposal of assets	(0.5)	(5.9)	(4.8)	(19.0)
Amortization of deferred finance charges	1.6	1.2	6.1	3.6
Effective interest rate adjustments	1.5	1.4	3.6	3.5
Change in fair value of financial instruments	—	—	—	27.4
Loss/(income) from equity method investments	(2.0)	7.1	(16.1)	(9.5)
Deferred income tax	0.2	(0.2)	(0.5)	1.1
Change in assets and liabilities:
Amounts due to/from related parties	(7.5)	(1.6)	(13.7)	(18.0)
Accrued expenses	(3.7)	(8.2)	10.3	3.0
Long-term accrued interest	(4.2)	9.9	29.0	9.9
Other current and non-current assets	(19.6)	8.9	(11.4)	59.1
Other current and non-current liabilities	19.4	(20.7)	10.7	6.0
Net cash used in operating activities	(24.3)	(38.4)	(58.9)	(54.8)

Cash Flows from Investing Activities
Purchase of plant and equipment	(0.1)	—	(0.1)	—
Proceeds from sale of fixed assets	0.5	16.9	2.7	37.7
Purchase of marketable securities	—	—	—	(92.5)
Investments in equity method investments	6.3	(0.9)	46.5	(25.5)
Disposal of equity method investments	—	—	10.6	—
Proceeds from sale of marketable securities	—	—	—	3.0
Additions to newbuildings	—	(0.1)	—	(5.0)
Additions to jack-up rigs	(5.3)	(2.2)	(18.8)	(37.4)
Net cash from/(used in) investing activities	1.4	13.7	40.9	(119.7)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	—	31.4	44.8	60.2
Proceeds, net of deferred loan cost, from issuance of long-term debt	—	—	—	5.0
Net cash provided by financing activities	—	31.4	44.8	65.2

Net (decrease) increase in cash, cash equivalents and restricted cash	(22.9)	6.7	26.8	(109.3)
Cash, cash equivalents and restricted cash at the beginning of the period	68.9	12.5	19.2	128.5
Cash, cash equivalents and restricted cash at the end of period	46.0	19.2	46.0	19.2

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(22.8)	(10.5)	(57.2)	(40.1)
Income taxes refunded (paid), net	(2.0)	(0.9)	0.8	(8.6)
Issuance of long-term debt as non-cash settlement for newbuild delivery installment	—	—	—	181.8

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Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

In millions of $	Number of outstanding shares (1)	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Balance as at December 31, 2019	55,409,175	5.6	(26.2)	1,891.2	(576.7)	0.2	1,294.1
ASU 2016-13 - Measurement of credit losses	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	55,409,175	5.6	(26.2)	1,891.2	(579.6)	0.2	1,291.2
Share-based compensation	—	—	—	0.6	—	—	0.6
Total comprehensive loss	—	—	—	—	(87.0)	—	(87.0)
Other, net	—	—	—	—	1.5	—	1.5
Balance as at March 31, 2020	55,409,175	5.6	(26.2)	1,891.8	(665.1)	0.2	1,206.3
Issue of common shares	23,076,923	2.3	—	27.7	—	—	30.0
Equity issuance costs	—	—	—	(1.2)	—	—	(1.2)
Share-based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(109.6)	—	(109.6)
Other, net	—	—	—	—	(1.1)	—	(1.1)
Balance as at June 30, 2020	78,486,098	7.9	(26.2)	1,918.5	(775.8)	0.2	1,124.6
Share-based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(61.9)	—	(61.9)
Other, net	—	—	—	—	1.5	—	1.5
Balance as at September 30, 2020	78,486,098	7.9	(26.2)	1,918.7	(836.2)	0.2	1,064.4
Issue of common shares	30,943,396	3.1	—	29.7	—	—	32.8
Equity issuance costs	—	—	—	(1.4)	—	—	(1.4)
Stock based compensation	—	—	—	(0.3)	—	—	(0.3)
Other, net	—	—	—	—	(59.1)	—	(59.1)
Total comprehensive loss	—	—	—	0.5	0.1	(0.2)	0.4
Balance as at December 31, 2020	109,429,494	11.0	(26.2)	1,947.2	(895.2)	—	1,036.8

In millions of $	Number of outstanding shares (1)	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Balance as at December 31, 2020	109,429,494	11.0	(26.2)	1,947.2	(895.2)	—	1,036.8
Issue of common shares	27,058,823	2.8	—	43.2	—	—	46.0
Equity issue costs	—	—	—	(1.2)	—	—	(1.2)
Share based compensation	275,132	—	10.4	(9.7)	—	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	—	(54.4)
Balance as at March 31, 2021	136,763,449	13.8	(15.8)	1,979.5	(949.6)	—	1,027.9
Share based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(59.9)	—	(59.9)
Balance as at June 30, 2021	136,763,449	13.8	(15.8)	1,979.7	(1,009.5)	—	968.2
Share based compensation	48,393	—	2.1	(1.9)	—	—	0.2
Total comprehensive loss	—	—	—	—	(32.6)	—	(32.6)
Balance as at September 30, 2021	136,811,842	13.8	(13.7)	1,977.8	(1,042.1)	—	935.8
Share based compensation		—		0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(46.1)	—	(46.1)
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	—	889.9

(1) On December 7, 2021, the Company’s Board of Directors approved a 2-to-1 reverse share split of the Company’s shares (“Reverse Split”). Upon effectiveness of the Reverse Split on December 14, 2021, every two shares of the Company’s issued and outstanding ordinary shares, par value $0.05 per share, were combined into one issued and outstanding ordinary share, par value $0.10 per share. Unless otherwise indicated, all per share data in these Unaudited Condensed Consolidated Financial Statements is adjusted to give effect of our Reverse Share Split and is approximate due to rounding.

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